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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number       001-33841
Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan

(Exact name of registrant as specified in its charter)
Vulcan Materials Company, 1200 Urban Center Drive, Birmingham, AL 35242

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Plan Interests under and Common Stock, par value $1.00 per share, to be offered and sold under the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date:                None*
*	Effective as of February 14, 2008, the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan was merged with and into the Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan.
     Pursuant to the requirements of the Securities Exchange Act of 1934 the Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan (Successor by merger to the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VULCAN MATERIALS COMPANY 401(K) AND PROFIT SHARING RETIREMENT PLAN
Date: December 15, 2008	By:	/s/ Charles D. Lockhart
CHARLES D. LOCKHART
CHAIRMAN AND MEMBER OF ADMINISTRATION COMMITTEE

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC2069(02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.